June 14, 2018

VIA EDGAR

Jeff N. Kauten

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Thunder Bridge Acquisition, Ltd.
Registration Statement on Form S-1
Filed May 1, 2018, as amended
File No. 333-224581

Dear Mr. Kauten:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Thunder Bridge Acquisition, Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on Monday, June 18, 2018, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 83 copies of the Preliminary Prospectus dated May 25, 2018 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By: /s/ Sage Kelly

Name: Sage Kelly

Title: Global Head of Investment Banking